Exhibit 99.1

Locafy Reports Fiscal First Quarter 2023 Results

Substantial Growth Highlighted by 79% Total Revenue and 107% Gross Profit Year-Over-Year Increases

81% Monthly Recurring Revenue and 253% Reseller Count Increases Display Growth Strategy Runway

PERTH, Australia – November 8, 2022 – Locafy Limited (Nasdaq: LCFY) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today reported financial results for the fiscal first quarter of 2023, ended September 30, 2022.

Recent Operational Highlights

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Launched Brand Boost, an e-commerce SEO marketing tool that increases brand visibility and drives online product sales for Locafy clients. As Locafy’s first proprietary solution focused on e-commerce marketing, Brand Boost pairs Locafy’s robust backend infrastructure with automated programming to enhance clients’ online commerce revenue growth.

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Acquired Jimmy Kelley Digital, a marketing firm led by SEO and e-commerce specialist Jimmy Kelley, who joined Locafy as its Global Head of Search Technology. Jimmy Kelley Digital’s technology, fully integrated into Locafy’s software suite, typically produces between 20% - 60% in revenue increases for e-commerce clients after its first month of implementation.

●	Appointed Gateway Investor Relations, a leading strategic financial communications and capital markets advisory firm, to manage Locafy’s expanded investor relations program initiatives. Activities will include but are not limited to: refining overall company and investment-oriented messaging and corporate positioning, strategic advisory services, and introductions to institutional investors, sell-side analysts and other key influencers in the broader financial community.

Management Commentary

“Our first quarter was a strong testament to our growth strategy, highlighted by robust success within our subscriptions segment,” said Locafy CEO Gavin Burnett. “Building on our momentum from the end of our fiscal year, we delivered 79% revenue growth year-over-year and a 10% increase in MRR from last quarter. Our reseller and total page counts grew substantially as well, with resellers up 253% over last year and total pages crossing 85,000 for the first time, both key drivers of future subscription recurring revenue.

“In addition to improving in nearly every meaningful financial metric and KPI, our strategic activity and new partnerships over the last few months position us well to expand. Specifically, the Jimmy Kelley Digital acquisition significantly upgraded our software suite and extended our offering beyond local search to include national products and brands. Even as the current global economic environment remains uncertain, we believe that our business is poised to continue its rapid growth while maintaining comfortable profitability metrics. We’re confident that we have the team and the technology in place to achieve our goals as we advance on our path towards revolutionizing the $700 billion local search market.”

Fiscal First Quarter 2023 Financial Results

Results compare 2023 fiscal first quarter end (September 30, 2022) to 2022 fiscal first quarter end (September 30, 2021) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue increased 79% to $1.4 million from $787,000 in the comparable year-ago period. The increase in total revenue was mainly driven by an increase in subscription sales and an increase in revenues derived from data partners.

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Subscription revenue increased 94% to $1.0 million from $536,000 in the comparable year-ago period. The increase in subscription revenue was primarily attributable to the growth in the Company’s reseller customer base, particularly in North America.

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Advertising revenue increased 11% to $87,000 from $78,000 in the comparable year-ago period. The increase in advertising revenue was primarily attributable to an increase in website search traffic in the quarter. The Company expects website search traffic to significantly improve in the coming quarters following the application of new technologies and expertise as a result of the Jimmy Kelley Digital acquisition from September 2022.

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Data revenue increased 70% to $241,000 from $142,000 in the comparable year-ago period. The increase included a one-time charge which, if excluded, would have resulted in year-over-year growth totaling 44%. The increase was primarily attributable to sales to new data partners as well as foreign exchange gains from contracts denominated in USD.

○	Services revenue increased 30% to $40,000 from $31,000 in the comparable year-ago period. The increase was primarily attributable to an increase in custom website builds.

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Cost of sales increased 25% to $339,000 from $271,000 in the comparable year-ago period. The increase in cost of sales was mainly driven by the incorporation of additional third-party technologies required to deliver the Company’s Proximity solutions. Locafy is currently developing alternative technologies that will reduce reliance on third-party software and accordingly reduce costs. Gross margin for the first quarter of 2023 increased to 75.9% compared to 65.6% for the first quarter of 2022. The increase in gross margin was mainly due to a shift towards selling higher margin subscription products, together with an increase in advertising and data partner revenues.

●	Net loss was $1.1 million, or $0.05 per diluted share, compared to a net loss of $757,000, or $0.04 per diluted share, in the comparable year-ago period.
●	As of September 30, 2022, the Company had $2.3 million in cash and cash equivalents, compared to $4.0 million as of June 30, 2022.

Key Performance Indicators (KPIs)

Unless otherwise specified, KPI data has been recorded as of the 2023 fiscal first quarter end (September 30, 2022). All financial results are reported in Australian Dollars (AUD).

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Monthly Recurring Revenue (MRR) for the 2023 fiscal first quarter was $456,000, an 81% increase compared to $252,000 for the year-ago period, and a 10% increase compared to $413,000 for the quarter ended June 30, 2022.

●	Total Active Reseller Count for the period ended September 30, 2022 was 134, a 253% increase compared to 38 as of September 30, 2021, and a 13% increase compared to 119 as of June 30, 2022.
●	Total End User Count for the period ended September 30, 2022 was 1,440, a 139% increase compared to 603 as of September 30, 2021, and a 44% increase compared to 998 as of June 30, 2022.
●	Average Page Performance (Page One), an indicator of the percentage of Locafy pages that appear on Page One of their respective searches, was 67% in the quarter ended September 30, 2022.

●	Average Page Performance (Positions 1-3), an indicator of the percentage of Locafy pages that appear within the first three positions on Page One of their respective searches, was 48% in the quarter ended September 30, 2022. While the Company does not expect page performance metrics to grow every quarter, Locafy believes these measurements to be a consistent indicator for technology performance at any given time.

Locafy plans to file its year-end Form 20-F in the coming weeks.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

We define MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku
Gateway Investor Relations
(949) 574-3860
LCFY@gatewayir.com